UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                          July                      , 2004
                ----------------------------------------------------

                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F        [ X ]         Form 40-F   [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        [   ]               No     [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is a copy of the earnings release of Golar LNG Limited dated March, 2004, for the quarter ended March 2004.

                                    Golar LNG
                                 Interim Report
                                   March 2004

FIRST QUARTER RESULTS

Golar LNG reports net income of $8.3 million for the three months ended March 31, 2004 and operating income of $17.3 million. This is a decrease from last quarter's net income of $13.9 million and operating income of $17.6 million ($9.7 million and $16.9 million, respectively, for the first quarter of 2003). The decrease in net income from last quarter is primarily due to the net loss arising as a result of the movement of the fair value of interest rate swaps. The net interest rate swap loss (after minority interests) for the quarter was $1.9 million, as compared to a gain of $2.8 million in the previous quarter ($0.6 million loss for the first quarter of 2003). Additionally, as noted in last quarter's report, the Methane Princess was offhire for 46 days as a result of waiting and positioning time prior to entering into its long-term charter with BG Group. Earnings per share for the quarter were $0.13 as compared to $0.22 for the last quarter of 2003 ($0.17 for the first quarter of 2003).

Operating revenues for the first quarter of 2004 were $35.7 million, ($37.2 million for the fourth quarter of 2003 and $33.0 million for the first quarter of 2003). Average daily time charter equivalents (TCEs) were $55,500 for the quarter as compared to last quarter's $57,500 ($60,450 for first quarter of 2003). Excluding the Methane Princess results, which were affected by the waiting time noted above, the average daily TCE for the rest of the fleet was $59,700 for the first quarter of 2004.

Vessel operating expenses for the first quarter of 2004 were $8.2 million compared with $8.5 million for the previous quarter and $7.3 million for the first quarter of 2003. The increase from last year is due to the addition of the Methane Princess to the fleet.

Administration costs were $1.7 million for the quarter as compared to $2.3 million last quarter and $1.2 million for the first quarter of 2003.

Net interest expense for the first quarter of 2004 was $6.1 million compared to $6.4 million last quarter ($5.3 million for the first quarter of 2003). Included within net interest expense are charges and income relating to both of the Company's lease finance transactions. There is interest expense of $6.8 million relating to the lease obligation and interest income of $6.5 million in respect of the cash deposit securing the obligation.

Other financial items of $2.9 million charge for the quarter, as compared to $6.0 million income last quarter ($1.2 million charge for the first quarter of
2003), includes a loss of $3.2 million associated with the fair valuing of interest rate swaps, as compared to a gain of $4.7 million last quarter ($0.9 million loss for the first quarter in 2003). The loss is reduced by the minority interest element of 40 per cent resulting in a net book charge of $1.9 million for the first quarter of 2004.

The number of shares outstanding as of March 31, 2003 was 65,612,000 (December 31, 2003: 65,612,000). The weighted average number of shares outstanding for the quarter and twelve months ended December 31, 2003 was 65,612,000 and 58,532,548 respectively.

FINANCING

In April 2004, the Company completed a lease finance transaction in respect of its newbuilding the Golar Winter (DSME Hull 2220). Unlike the Company's previous two lease transactions this transaction did not produce an immediate cash benefit but rather provides reduced cost financing over the term of the lease. The net amount leveraged in the deal was approximately $127 million.

The Company has also obtained financing for its second newbuilding to be delivered this year, the Golar Frost, by way of traditional bank debt. The facility will more than cover the final delivery instalment.

Of the total bank debt outstanding as at March 31, 2004 ($643.3 million) approximately 50 per cent accrues interest at a fixed rate.

CORPORATE AND OTHER MATTERS

Golar increased its investment in Korea Line during the quarter by $11.4 million. As at March 31, 2004 the Company had acquired 15.7 per cent at a cost of $23.6 million. This investment was valued at $28.7 million as at March 31, 2004, the gain having been taken through other comprehensive income. As at May 27, 2004 the Company has acquired 21 per cent. The Company believes this investment is an opportunity to develop a mutually beneficial relationship with a leading Korean LNG shipping provider. A constructive dialog with Korea Line has already been established.

The Company took delivery of the Golar Winter on April 14, 2004. The vessel will enter into a 10-month charter starting May 31, 2004. Meanwhile, the Golar Frost is expected to be delivered during June 2004.

The environmental approval in respect of the floating terminal project in Livorno was granted in May 2004. The project will now need final Governmental approval, a decision on which is expected sometime during the next three months. In the meantime progress continues to be made on the commercial aspects of the project. If the project goes ahead Golar's role will be to provide a vessel for the terminal as well as the opportunity to provide at least 50 per cent of the carrying capacity to this terminal. Based on an expected start up in 2006 this could employ up to three of Golar's available vessels.

The Company is also continuing to evaluate several other potential terminal projects. Some of these projects would involve additional onboard equipment for power generation.

MARKET

During the first quarter of 2004 demand for spot LNG shipping services suffered as a function of the limited amount of excess LNG available in the market. Short-term problems of supply; in Algeria related to the explosion in Skikda; in Malaysia related to the fire in the new LNG production trains and in Indonesia due to problems with pipeline gas delivery to the ports; removed a major part of the scheduled winter programme. Over 150 cargoes may have been lost during the last 9 months. These irregularities in the delivery program have greatly influenced the spot market where several ships have been idle as a result.

Gas prices were firm world wide throughout the period. No new LNG production capacity came on stream during the first quarter of 2004. The original fire in Bintulu at the Tiga train 1 facility will keep product out of the market until the back end of the second quarter of 2004, further contributing to lacklustre demand for transportation, while extra cargoes for the Japanese nuclear plant replacement were found through swaps with Kogas, who had excess product. There were a number of vessels competing for the limited cargoes available. These included Oil Majors vessels that are waiting to commence operating in their long-term contracts and 3 newbuilding vessels from Union Fenosa and Gas Natural whose supply contracts are not due to commence until between the end 2004 and the middle of 2005.

The RasGas II tender is in the process of being awarded. Golar is not likely to get any of these charters. However the award of up to 8 ships with delivery on or before 2007 is likely to significantly tighten the market for short to medium available tonnage.

Several new players have entered the LNG market in the last few months. Some of these players have accepted returns on projects that are substantially lower than Golar's required overall return. Golar has instead concentrated on projects where the Company's 30 years of LNG experience can be used to enhance the project value for all project partners. This will include the developing terminal projects as well as the effect of concentration on existing core relationships.

OUTLOOK

The Company has taken delivery of one vessel so far this year, the Golar Winter and has two further vessels to come before the end of the year. The Golar Winter has fixed employment for 10 months from May 31, 2004, while the two remaining ships currently will be exposed to the spot market.

Golar's seven ships on long-term charter create a stable and sound financial basis for the Company going forward. The five uncommitted (on a long-term basis) new buildings look increasingly attractive in a market where ship prices are moving upwards and the shipyard capacity situation is becoming tighter.

New building prices for a 145,000m3 vessel have increased by more than $20 million during the last 9 months. Golar has one further new building option to be declared in August 2004. Based on the contract terms and the strength in the market it is highly likely that this new building option will be declared. The delivery date for this vessel is likely to be 2007.

Demand for `spot vessels' can be expected to recover to some degree as a function of increasing LNG production. The spot market for shipping as well as for terminal throughput may suffer in 2004 and 2005 as a function of limited availability of liquefaction capacity. Only 10 per cent of Golar's capacity in 2004, and 27 per cent in 2005 is currently exposed to spot market earnings. It is likely that this will be reduced even further as a function of more medium to long term coverage which is expected to be executed before the end of this year.

Net income for the second quarter will be influenced by the drydocking of one vessel and waiting time for the Golar Winter prior to entering its 10-month charter, offset by a full quarter's trading for the Methane Princess.

The recent increase in long-term interest rates, which is likely to lead to mark-to-market interest rate swap gains, and the anticipated equity accounting treatment of the investment in Korea Line is likely to influence net income positively. The guidance given in last quarter's report that 2004 is likely to show a clear improvement on 2003 remains in place.

The Company has a strong financial position, good charter coverage and an increasingly attractive project portfolio. The Board remains optimistic about the Company's future.

FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the newbuilding vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers; actions taken by regulatory authorities that may prohibit the access of LNG carriers to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in applicable maintenance or
regulatory   standards  that  could  affect  our   anticipated   dry-docking  or
maintenance and repair costs; failure of shipyards to comply with delivery schedules on a timely bases and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Registration Statement on Form 20-F and subsequent announcements and reports.



May 27, 2004
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Tor Olav Tr0im: Director and Chief Executive Officer +44 7734 976 575 Graham Robjohns: Chief Accounting Officer & Group Financial Controller
+44 207 517 8600
Charlie Peile: Executive Vice President, Head of Commercial +44 207 517 8600



                       GOLAR LNG LIMITED FIRST QUARTER 2004 REPORT (UNAUDITED)

-------------------------------------------------------------------------------------------------
INCOME STATEMENT                                         2004            2003            2003
(in thousands of $)                                    Jan-Mar          Jan-Mar       Jan - Dec
                                                       unaudited        unaudited      unaudited
-------------------------------------------------------------------------------------------------
Operating revenues                                       35,704           33,021       130,578
Vessel operating expenses                                 8,244            7,254        30,156
Administrative expenses                                   1,698            1,206         7,138
Depreciation and amortisation                             8,476            7,646        31,147
Total operating expenses                                 18,418           16,106        68,441
Operating income                                         17,286           16,915        62,137
Interest income                                           6,873              107        14,800
Interest expense                                       (12,930)          (5,406)      (37,157)
Other financial items                                   (2,894)          (1,197)         7,217
Income before taxes and minority interest                 8,335           10,419        46,997
Minority interest                                          (16)              671         7,052
Taxes                                                        97               32           375
Net income                                                8,254            9,716        39,570

Earnings per share ($)                                    $0.13            $0.17         $0.68

-------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------
BALANCE SHEET                                            2004            2003            2003
(in thousands of $)                                     Mar 31          Mar 31          Dec 31
                                                      unaudited        unaudited       unaudited
-------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                               102,551           49,354        117,883
Investments in marketable securities                     28,695                -         13,810
Restricted cash and short-term investments               41,765           19,141         32,095
Other current assets                                     22,069            5,724         20,598
Amounts due from related parties                            127              281            180
Long term
Restricted cash                                         636,495                -        623,179
Newbuildings                                            207,551          303,298        207,797
Vessel and equipment, net                               757,850          611,983        764,483
Other long term assets                                    6,282           10,004          5,577
Total assets                                          1,803,385          999,785      1,785,602

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Current portion of long-term debt                        61,946           51,626         61,331
Current indebtedness due to related parties                   -           32,703              -
Other current liabilities                                62,600           50,802         60,190
Amounts due to related parties                              597            1,109            600
Long term
Long term debt                                          581,376          620,747        593,904
Long term capital lease obligations                     632,353                -        616,210
Other long term liabilities                              93,668           22,926         94,226
Minority interest                                        18,690           14,020         18,706
Stockholders' equity                                    352,155          205,852        340,435
Total liabilities and stockholders' equity            1,803,385          999,785      1,785,602

-------------------------------------------------------------------------------------------------



                       GOLAR LNG LIMITED FIRST QUARTER 2004 REPORT (UNAUDITED)

--------------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS                                  2004             2003            2003
(in thousands of $)                                     Jan-Mar          Jan-Mar        Jan-Dec
                                                       unaudited        unaudited      unaudited
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                8,254            9,716        39,570
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortisation                             8,476            7,646        31,147
Amortisation of deferred charges                            254              188         1,574
Income (loss) attributable to minority                     (16)              671         7,052
interests
Drydocking expenditure                                  (1,225)             (98)      (12,737)
Change in market value of interest rate                   3,180              931       (6,401)
derivatives
Unrealised foreign exchange gain                          (611)                -       (2,993)
Change in operating assets and liabilities                1,862            3,340           205
Net cash provided by operating activities                20,174           22,394        57,417

INVESTING ACTIVITIES
Additions to newbuildings                               (3,374)         (11,627)      (77,783)
Additions to vessels and equipment                      (1,604)          (1,948)       (6,308)
Long-term restricted cash                                 1,441                -     (543,643)
Short-term restricted cash and investments             (21,082)          (6,381)      (30,781)
Net cash used in investing activities                  (24,619)         (19,956)     (658,515)

FINANCING ACTIVITIES
Proceeds from long-term debt                                  -            2,263       506,128
Proceeds from long-term capital lease                         -                -       616,298
   obligation
Repayments of long-term debt                           (11,913)          (7,500)     (528,505)
Repayments of long-term debt due to related                   -                -      (32,703)
   parties
Additions to long-term lease obligations                  1,997                -         2,659
Financing costs paid                                      (964)            (588)       (2,140)
Dividends paid to minority shareholders                       -                -       (1,695)
Proceeds from issuance of equity net of                     (7)                -       106,198
   issuance costs
Net cash provided by (used in) financing               (10,887)          (5,825)       666,240
   activities

Net  increase   (decrease)  in  cash  and  cash        (15,332)          (3,387)        65,142
   equivalents
Cash  and  cash  equivalents  at  beginning  of         117,883           52,741        52,741
   period
Cash and cash equivalents at end of period              102,551           49,354       117,883

-------------------------------------------------------------------------------------------------

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                       Golar LNG Limited.
                                                --------------------------------
                                                         (Registrant)




Date          July 14, 2004              By           /s/ Graham Robjohns
      -------------------------                ---------------------------------
                                                        Graham Robjohns
                                                   Chief Accounting Officer



03849.0004 - 499432